UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated February 17, 2012, which contains the Company’s preliminary fourth quarter and financial year 2011 results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: February 27, 2012	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

Exhibit 1

FRONTLINE LTD.
PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2011 RESULTS

Highlights

•	Frontline reports a net loss attributable to the Company of $343.7 million and a loss per share of $4.41 for the fourth quarter of 2011.
•	Frontline reports a net loss attributable to the Company of $529.6 million and a loss per share of $6.80 for the year ended December 31, 2011.
•
Frontline reports a net loss attributable to the Company excluding losses and gains on sale of assets, amortization of deferred gains and vessel impairment loss of $30.8 million in the fourth quarter of 2011 and $100.3 million in 2011 full year.

•
Frontline successfully completed a restructuring of its business by selling certain assets to a newly incorporated company in which Frontline took a 8.8 percent interest, reduced breakeven rates, the elimination of all bank debt and financial covenants and reduced newbuilding commitments.

•	Frontline entered into an agreement with Nordic American Tankers Limited to commercially combine their Suezmax vessels in the Orion Pool.
•	Frontline terminated the long term charter party with Ship Finance International Limited for the OBO carrier Front Striver.
•	Frontline sold four double hull Suezmax tankers; Front Hunter, Front Fighter, Front Delta and Front Beta. All vessels were built in the period 1992-1996.
•	Frontline redelivered three VLCCs and one Suezmax tanker from time charters.
•	Frontline will not pay a dividend for the fourth quarter of 2011.

Preliminary Fourth Quarter and Financial Year 2011 Results

The Board of Frontline Ltd. (the “Company” or “Frontline”) announces a net loss attributable to the Company of $343.7 million for the fourth quarter of 2011, equivalent to a loss per share of $4.41, compared with a net loss attributable to the Company of $166.2 million, equivalent to a loss per share of $2.13, for the preceding quarter. The net loss attributable to the Company in the fourth quarter includes a loss on sale of assets and amortization of deferred gains of $312.9 million, which includes a loss of $307.0 million on the sale of ten vessels and five newbuilding contracts at fair market value to Frontline 2012 Ltd. (“Frontline 2012”), a loss of $9.3 million on the termination of the long term charter party for Front Striver and deferred gains of $1.8 million and $2.0 million relating to the sales and leasebacks of Front Eagle and Front Shanghai, respectively. The net loss attributable to the Company in the third quarter includes a gain on sale of assets and amortization of deferred gains of $3.8 million, which comprises the amortization of deferred gains of $1.8 million and $2.0 million relating to the sales and leasebacks of Front Eagle and Front Shanghai, respectively. The net loss attributable to the Company in the third quarter also includes a vessel impairment loss of $121.4 million relating to five Suezmax vessels built between 1992 and 1996.  Net loss attributable to the Company excluding losses and gains on sale of assets, amortization of deferred gains and vessel impairment loss was $30.8 million and $100.3 million in the fourth quarter and 2011 full year, respectively.

 The average daily time charter equivalents (“TCEs”) earned in the spot and period market in the fourth quarter by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $19,100, $13,900 and $41,600, respectively, compared with $17,000, $9,500 and $38,200, respectively, in the preceding quarter. The spot earnings for the Company’s double hull VLCCs and Suezmax vessels were $16,800 and $12,400, respectively, in the fourth quarter compared with $12,600 and $7,800, respectively, in the preceding quarter. The Gemini Suezmax pool had spot earnings of $12,000 in the fourth quarter compared with $7,600 in the preceding quarter. The Company’s double hull VLCCs excluding the spot index time charter vessels had spot earnings of $18,400 in the fourth quarter compared with $14,600 in the third quarter.

Profit share in the fourth quarter related to the profit sharing agreement with Ship Finance International Limited (“Ship Finance”) was income of $0.3 million compared to income of $1.6 million in the preceding quarter. The profit share expense is calculated on a year-to-date basis and the poor spot market in the third and fourth quarters resulted in a claw back in those quarters.

Ship operating expenses decreased by $6.3 million compared with the preceding quarter primarily as a result of a decrease in drydocking costs of $0.9 million, a decrease in running costs mainly due to recent sales and lease terminations and an increase in expected volume rebates.

Charter hire expenses decreased by $2.0 million in the fourth quarter compared with the preceding quarter primarily as a result of vessel redeliveries in the fourth quarter and a decrease in the provision for loss making voyages.

Interest expense, net of capitalized interest, was $37.2 million in the fourth quarter of which $6.0 million relates to the Company’s subsidiary Independent Tankers Corporation Limited (“ITCL”).

Frontline announces a net loss attributable to the Company of $529.6 million for the year ended December 31, 2011, equivalent to a loss per share of $6.80. The average daily TCEs earned in the spot and period market in the year ended December 31, 2011 by the Company’s VLCCs, Suezmax tankers and Suezmax OBO carriers were $22,800, $14,100 and $36,700, respectively, compared with $35,900, $25,800 and $47,400, respectively, in the year ended December 31, 2010. The spot earnings for the Company’s double hull VLCCs and Suezmax vessels were $20,200 and $12,600, respectively, in the year ended December 31, 2011. The Gemini Suezmax pool had spot earnings of $13,600 and the Company’s double hull VLCCs excluding the spot index time charter vessels had spot earnings of $21,800 in the year ended December 31, 2011.

As of December 31, 2011, the Company had total cash and cash equivalents of $160.6 million and restricted cash of $100.6 million. Restricted cash includes $99.3 million relating to deposits in ITCL.

The Company estimates average total cash cost breakeven rates for 2012 on a TCE basis for VLCCs and Suezmax tankers of approximately $23,900 and $16,400, respectively.

Restructuring

The Company successfully completed a restructuring of its business in December 2011. The restructuring included the sale of five VLCC newbuilding contracts, six modern VLCCs, including one on time charter, and four modern Suezmax tankers to Frontline 2012 Ltd. (“Frontline 2012”) at fair market value of $1,120.7 million. In addition, Frontline 2012 assumed $666.3 million in bank debt attached to the vessels and newbuilding contracts and $325.5 million in remaining newbuilding commitments. The sale of these assets resulted in a loss of $307.0 million, which was recorded in the fourth quarter. The Company will receive payment for the working capital related to the assets sold in the amount of $10.5 million.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of $2.00 par value at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the NOTC list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8 percent of the share capital of Frontline 2012.

Following the restructuring, the Company's sailing fleet, excluding the non recourse subsidiary ITCL, was reduced from 50 units to 40 units. In addition, newbuilding commitments were reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of $13 million associated with a vessel which was not part of the transaction with Frontline 2012, and the prepayment of ITCL’s $33.0 million bank loan. The Company generated net cash proceeds of $64 million from the transaction with Frontline 2012.

As part of the restructuring, Frontline has obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements is reduced by approximately $320 million in the period 2012-2015. Frontline will compensate the counterparties with 100 percent of any difference between the renegotiated rates and the actual market rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above original contract rates.

Fleet Development

In October 2011, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Striver and Ship Finance simultaneously sold the vessel. The charter party terminated on October 27 and Frontline agreed a compensation payment to Ship Finance of $8.1 million for the early termination of the charter. The transaction reduced the Company's obligations under capital leases by approximately $10.7 million and the Company recorded a loss of $9.3 million in the fourth quarter.

In the period October to December 2011, Frontline sold the four double hull Suezmax tankers Front Fighter, Front Hunter, Front Delta and Front Beta. All vessels were built in the period 1992-1996. Delivery to new owners took place during the fourth quarter. The sales resulted in a net cash outflow of approximately $5.0 million after repayment of bank debt, and the Company recorded a vessel impairment loss of $121.4 million in the third quarter for these vessels plus another double hull Suezmax tanker.

In December 2011, the Company left the Gemini Pool and established the Orion Tankers pool with Nordic American Tankers Limited. This Suezmax pool currently has 29 double hull Suezmax vessels and will bring the Company closer to the commercial operations and will not result in any disruption.

The Company redelivered the Suezmax tanker Front Warrior on December 12, 2011 at which time the Orion Pool took over its commercial management. The Company redelivered the VLCCs Front Commander, Front Chief and Front Crown on December 11, 2011, December 28, 2011 and January 11, 2012, respectively, at which times the Company took over commercial management of the vessels. All of these vessels had been on time charter in to the Company under operating leases.

Newbuilding Program

As of December 31, 2011, and following the restructuring described above, the Company’s newbuilding program comprised two Suezmax tankers, which constitute a contractual cost of $124.9 million. Installments of $12.5 million have been made on the newbuildings and the remaining installments to be paid as of December 31, 2011, amount to $112.4 million, with expected payments of $25.0 million in 2012 and $87.4 million in 2013.

Corporate

The Board of Directors has decided not to declare a dividend for the fourth quarter of 2011.

77,858,502 ordinary shares were outstanding as of December 31, 2011, and the weighted average number of shares outstanding for the quarter was 77,858,502.

The Market

The market rate for a VLCC trading on a standard ‘TD3’ voyage between the Arabian Gulf and Japan in the fourth quarter of 2011 was WS 54, representing an increase of approximately WS 7.5 points from the third quarter of 2011 and a decrease of approximately WS 4 points from the fourth quarter of 2010. Present market indications are approximately $16,000/day in the first quarter of 2012.

The market rate for a Suezmax trading on a standard ‘TD5’ voyage between West Africa and Philadelphia in the fourth quarter of 2011 was WS 83.5, representing an increase of approximately WS 13 points from the third quarter of 2011 and a decrease of approximately WS 10 points from the fourth quarter of 2010. Present market indications are approximately $21,000/day in the first quarter of 2012.

Bunkers at Fujairah averaged $672/mt in the fourth quarter of 2011 compared to $664/mt in the third quarter of 2011; an increase of approximately $9/mt. Bunker prices varied between a low of $629/mt at the beginning of October and a high of $711/mt in mid November. On February 15, 2012, the quoted bunker price in Fujairah was 727/mt.

Philadelphia bunkers averaged $665/mt in the fourth quarter, which was a decrease of $10/mt from the third quarter of 2011. Bunker prices varied between a low of $632/mt mid December and a high of $698/mt on the 11th of November. On February 15, 2012, the quoted bunker price in Philadelphia was 735/mt.

The International Energy Agency’s (“IEA”) February 2012 report stated an average OPEC oil production, including Iraq, of 30.51 million barrels per day (mb/d) during the fourth quarter of the year. This was an increase of 580,000 barrels per day compared to the third quarter of 2011 and an increase of 1.0 mb/d compared to the fourth quarter of 2010.

IEA further estimates that world oil demand averaged 89.82 mb/d in the fourth quarter of 2011, which is an increase of 270 kb/d from previous quarter, and approximately the same level as the fourth quarter of 2010. Additionally, the IEA estimates that world oil demand will average approximately 89.9 mb/d in 2012, representing an increase of 0.9 percent or approximately 820 kb/d from 2011.

The VLCC fleet totalled 594 vessels at the end of the fourth quarter of 2011, up from 584 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter whilst one was deleted. The order book counted 123 vessels at the end of the fourth quarter, down from 131 orders from the previous quarter. Three new orders were placed during the quarter, and the current order book represents about 21 percent of the VLCC fleet. According to Fearnleys the single hull fleet stands at 30 vessels.

The Suezmax fleet totalled 446 vessels at the end of the fourth quarter, up from 441 vessels at the end of the previous quarter. Six vessels were delivered during the quarter whilst one was deleted. The order book counted 114 vessels at the end of the quarter, down from 120 vessels at the end of the previous quarter. No new orders were placed during the quarter and the current order book now represents 26 percent of the total fleet. According to Fearnleys the single hull fleet now stands at 12 vessels.

Strategy and Outlook

Following the restructuring completed in December 2011, the cash break even rates for the Company have been substantially reduced. Furthermore, cash at hand increased by $64 million. Based on current forward rates Frontline should have significant strength to honor its obligations and meet the challenges created by the current very weak tanker market the next couple of years. Through the sale of a limited number of its assets, Frontline has avoided a heavy dilutive new equity offering and will thereby keep significant upside for the existing Frontline equity holders if the market recovers in the coming years.

Frontline will remain cautious and focus its resources on the present activities until a clearer sign of recovery can be seen in the tanker market.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The full report is available for download in the link enclosed

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
February 16, 2012

Questions should be directed to:

Jens Martin Jensen: Chief Executive Officer, Frontline Management AS
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2010 Oct-Dec	2011 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2011 Jan-Dec	2010 Jan-Dec
226,165	181,981	Total operating revenues	810,102	1,165,215
4,611	(312,878)	(Loss) gain on sale of assets and amortization of deferred gains	(307,894)	30,935
67,352	67,673	Voyage expenses and commission	295,787	282,708
1,982	(347)	Profit share expense (income)	482	30,566
53,584	39,098	Ship operating expenses	187,010	195,679
17,610	14,758	Charter hire expenses	65,601	134,551
7,970	9,397	Administrative expenses	35,886	31,883
-	-	Impairment loss on vessels	121,443	-
52,972	44,057	Depreciation	195,597	212,851
201,470	174,636	Total operating expenses	901,806	888,238
29,306	(305,533)	Net operating (loss) income	(399,598)	307,912
2,724	29	Interest income	3,958	13,432
(37,677)	(37,188)	Interest expense	(141,497)	(149,918)
(110)	(189)	Share of losses from associated companies	(600)	(515)
103	(65)	Foreign currency exchange gain (loss)	106	622
(5,247)	(816)	Other non-operating income (expense)	9,153	(7,311)
(10,901)	(343,762)	Net (loss) income before taxes and noncontrolling interest	(528,478)	164,222
(62)	(349)	Taxes	(532)	(218)
(10,963)	(344,111)	Net (loss) income	(529,010)	164,004
(882)	445	Net (income) loss attributable to noncontrolling interest	(591)	(2,597)
(11,845)	(343,666)	Net (loss) income attributable to Frontline Ltd.	(529,601)	161,407

$(0.15)	$(4.41)	Basic (loss) earnings per share ($)	$(6.80)	$2.07

		Income on timecharter basis ($ per day per ship)*
24,700	19,100	VLCC	22,800	35,900
16,500	13,900	Suezmax	14,100	25,800
45,100	41,600	Suezmax OBO	36,700	47,400

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission

2010 Oct-Dec	2011 Oct-Dec	CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (in thousands of $)	2011 Jan-Dec	2010 Jan-Dec
(10,963)	(344,111)	Net (loss) income	(529,010)	164,004
11,129	(270)	Unrealized (loss) gain from marketable securities	(894)	(2,013)
(95)	(43)	Foreign currency translation loss	(49)	(137)
11,034	(313)	Other comprehensive (loss) income	(943)	(2,150)
71	(344,424)	Comprehensive (loss) income	(529,953)	161,854
(811)	(343,979)	Comprehensive (loss) income attributable to Frontline Ltd.	(530,544)	159,257
882	(445)	Comprehensive income (loss) attributable to noncontrolling interest	591	2,597
71	(344,424)		(529,953)	161,854

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2011 Dec 31	2010 Dec 31
ASSETS
Short term
Cash and cash equivalents	160,566	176,639
Restricted cash	100,566	182,091
Other current assets	149,273	229,032
Long term
Restricted cash	-	62,000
Newbuildings	13,049	224,319
Vessels and equipment, net	312,292	1,430,124
Vessels under capital lease, net	1,022,172	1,427,526
Investment in finance lease	53,531	55,355
Investment in unconsolidated subsidiaries and associated companies	27,340	3,408
Other long-term assets	1,780	7,426
Total assets	1,840,569	3,797,920

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	19,521	173,595
Current portion of obligations under capital lease	55,805	193,379
Other current liabilities	92,058	136,603
Long term liabilities
Long term debt	493,992	1,190,763
Obligations under capital lease	957,431	1,336,908
Other long term liabilities	8,283	7,635
Commitments and contingencies
Equity
Frontline Ltd. equity	200,984	747,133
Noncontrolling interest	12,495	11,904
Total equity	213,479	759,037
Total liabilities and equity	1,840,569	3,797,920

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2010 Oct-Dec	2011 Oct-Dec	CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2011 Jan-Dec	2010 Jan-Dec
		OPERATING ACTIVITIES
(10,963)	(344,111)	Net (loss) income	(529,010)	164,004
		Adjustments to reconcile net (loss) income to net cash provided by operating activities:
53,348	49,626	Depreciation and amortization	202,519	214,287
(93)	99	Unrealized foreign currency exchange loss (gain)	73	(138)
(4,611)	312,878	Loss (gain) on sale of assets and amortization of deferred gains	307,894	(30,935)
110	189	Equity losses of associated companies	600	515
-	-	Impairment loss on vessels	121,443	-
5,547	(518)	Other, net	(5,326)	1,847
24,495	1,259	Change in operating assets and liabilities	(40,965)	(34,669)
67,833	19,422	Net cash provided by operating activities	57,228	314,911

		INVESTING ACTIVITIES
(16,417)	56,675	Change in restricted cash	155,581	256,535
(38,975)	(3,398)	Additions to newbuildings, vessels and equipment	(82,378)	(548,946)
347	412	Finance lease payments received	1,535	1,277
-	180,588	Proceeds from sale of vessels and equipment	328,923	11,061
19,839	-	Proceeds from sale of investments	46,547	19,839
-	(24,536)	Net investment in associated companies	(24,536)	-
-	-	Proceeds from sale of shares in subsidiary	-	100
(35,206)	209,741	Net cash provided by (used in) investing activities	425,672	(260,134)

		FINANCING ACTIVITIES
-	-	Proceeds from long-term debt, net of fees paid	70,559	645,537
(11,407)	(125,735)	Repayment of long-term debt	(256,902)	(169,953)
(33,094)	(133,889)	Repayment of capital leases	(295,501)	(280,579)
(19,464)	-	Dividends paid	(17,129)	(155,718)
(63,965)	(259,624)	Net cash (used in) provided by financing activities	(498,973)	39,287

(31,338)	(30,461)	Net (decrease) increase in cash and cash equivalents	(16,073)	94,064
207,977	191,027	Cash and cash equivalents at start of period	176,639	82,575
176,639	160,566	Cash and cash equivalents at end of period	160,566	176,639

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2011 Jan-Dec	2010 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of period	77,858,502	77,858,502

SHARE CAPITAL
Balance at beginning and end of period	194,646	194,646

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	224,245	221,991
Stock option expense	1,524	2,053
Gain on sale of shares in subsidiary	-	201
Balance at end of period	225,769	224,245

CONTRIBUTED SURPLUS
Balance at beginning and end of period	248,360	248,360

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(3,836)	(1,686)
Other comprehensive loss	(943)	(2,150)
Balance at end of period	(4,779)	(3,836)

RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	83,718	78,029
Net (loss) income	(529,601)	161,407
Cash dividends	(17,129)	(155,718)
Balance at end of period	(463,012)	83,718

FRONTLINE LTD. EQUITY	200,984	747,133

NONCONTROLLING INTEREST
Balance at beginning of period	11,904	9,408
Net liabilities assumed on purchase of noncontrolling interest	-	(101)
Net income	591	2,597
Balance at end of period	12,495	11,904

TOTAL EQUITY	213,479	759,037

See accompanying notes that are an integral part of these condensed consolidated financial statements.

 FRONTLINE LTD.
UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2010. Certain amounts in the consolidated statement of cash flows for the year ended December 31, 2010 have been reclassified to conform to the 2011 presentation.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2010.

On June 16, 2011, the Financial Accounting Standards Board issued Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. This standard requires an entity to present items of net income and other comprehensive income in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements. The standard is intended to enhance comparability between entities that report under accounting principles generally accepted in the U.S. and those companies that report under International Financial Reporting Standards, and to provide a more consistent method of presenting non-owner transactions that affect an entity's equity. The standard is effective for the Company beginning January 1, 2012.

3.	RESTRUCTURING

The Company successfully completed a restructuring of its business in December 2011. The restructuring included the sale of five VLCC newbuilding contracts, six modern VLCCs, including one on time charter, and four modern Suezmax tankers to Frontline 2012 at fair market value of $1,120.7 million. In addition, Frontline 2012 assumed $666.3 million in bank debt attached to the vessels and newbuilding contracts and $325.5 million in remaining newbuilding commitments. The sale of these assets resulted in a loss of $307.0 million, which was recorded in the fourth quarter. The Company will receive payment for the working capital related to the assets sold in the amount of $10.5 million.

On December 16, 2011, Frontline 2012 completed a private placement of 100,000,000 new ordinary shares of $2.00 par value at a subscription price of $2.85, raising $285.0 million in gross proceeds, subject to certain closing conditions. These conditions were subsequently fulfilled and Frontline 2012 was registered on the NOTC list in Oslo on December 30, 2011. The Company was allocated 8,771,000 shares, representing approximately 8.8 percent of the share capital of Frontline 2012.

Following the restructuring, the Company's sailing fleet, excluding the non recourse subsidiary ITCL, was reduced from 50 units to 40 units. In addition, newbuilding commitments were reduced from $437.9 million to $112.4 million relating to two Suezmax tanker newbuilding contracts. Bank debt was eliminated following a prepayment of $13 million associated with a vessel, which was not part of the transaction with Frontline 2012, and the prepayment of ITCL's $33.0 million bank loan. The Company generated net cash proceeds of $64 million from the transaction with Frontline 2012.

As part of the restructuring, Frontline has obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements is reduced by approximately $320 million in the period 2012-2015. Frontline will compensate the counterparties with 100 percent of any difference between the renegotiated rates and the actual market rate up to the original contract rates. Some of the counterparties will receive some additional compensation for earnings achieved above original contract rates.

4.	NEWBUILDINGS

 Five VLCC newbuilding contracts were sold to Frontline 2012 in December 2011 (see Note 3), which left the Company with two Suezmax newbuilding contracts at December 31, 2011. The Company capitalized interest of $0.7 million in the year ended December 31, 2011 on these remaining contracts.

5.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Marketable securities of $0.7 million at December 31, 2011 (December 31, 2010: $51.5 million) are measured at fair value on a recurring basis. The fair value of marketable securities is based on the quoted market prices. This fair value falls within the "Level 1" category of ASC 820-10 being "measurements using quoted prices in active markets for identical assets or liabilities".

6.	DEBT

The Company's bank debt was eliminated in December 2011. Frontline 2012 assumed $666.3 million of the Company's bank debt attached to the vessels and newbuilding contracts, the Company made a prepayment of $13 million associated with a vessel, which was not part of the transaction with Frontline 2012, and the Company prepaid ITCL's $33.0 million bank loan. See Note 3.

The conversion price of the Company's convertible bonds at December 31, 2010 was $37.0483 per share. The Company declared a dividend of $0.25 per share on November 24, 2010 and a dividend payment of $0.10 on February 22, 2011. Together these dividend payments resulted in a calculated adjustment of the conversion price above the 1 percent adjustment threshold, triggering a new actual conversion price. The conversion price was adjusted from $37.0483 to $36.5567 effective March 7, 2011, which was the first date the shares traded ex-dividend of the latter dividend payment.

7.	RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance a profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

In February 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the single hull VLCCs Ticen Sun (ex. Front Highness) and Front Ace and Ship Finance simultaneously sold the vessels to unrelated third parties. The termination of the charters took place in February and March 2011, respectively. Ship Finance made a compensation payment to the Company of $5.3 million for the early termination of the charters, which was recorded in the first quarter of 2011.

In April and May 2011, the Company agreed with Ship Finance to terminate the long term charter parties between the companies for the OBO vessels Front Leader and Front Breaker, respectively, and Ship Finance simultaneously sold the vessels. The termination of the charter parties took place on April 12, 2011 and May 26, 2011, respectively, and the Company made compensation payments to Ship Finance of $7.7 million and $6.6 million, respectively, for the early termination of the charter parties. The Company recorded losses of $9.3 million and $8.5 million, respectively, in the second quarter of 2011.

In September 2011, the Company and Ship Finance agreed to terminate the long term charter parties for the single-hull VLCCs Titan Orion, Titan Aries and Ticen Ocean and Ship Finance simultaneously sold the vessels to an unrelated third party. Each charter party will terminate at the time the vessel is delivered to the new owner at which time Ship Finance will make a compensation payment to the Company for termination of the charter party. Expected compensation amounts and termination dates are $9.4 million and first quarter of 2012 for Titan Orion, $6.5 million and fourth quarter of 2012 for Titan Aries and $10.2 million and third quarter of 2013 for Ticen Ocean.

In October 2011, the Company agreed with Ship Finance to terminate the long term charter party for the OBO carrier Front Striver and Ship Finance simultaneously sold the vessel. The charter party terminated on October 27 and Frontline agreed a compensation payment to Ship Finance of $8.1 million for the early termination of the charter. The transaction reduced the Company's obligations under capital leases by approximately $10.7 million and the Company recorded a loss of $9.3 million in the fourth quarter.

In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance for the four year period commencing January 1, 2012. The Company paid Ship Finance up front compensation of $106.0 million on December 30, 2011, of which $50.0 million was a non-refundable prepayment of profit split and $56.0 million was a release of restricted cash serving as security for charter payments. The Company will compensate Ship Finance with 100 percent of any difference between the renegotiated rates and the actual market rate up to the original contract rates. In addition, the profit share above the original threshold rates was increased from 20 percent to 25 percent. See Note 3.

There were certain transactions in December 2011 with Frontline 2012, in which the Company holds an 8.8 percent interest, as described in Note 3.

8.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2011, and following the restructuring described in Note 3, the Company was committed to make newbuilding installments of $112.4 million with expected payments of $25.0 million in 2012 and $87.4 million in 2013.

9.	DIVIDENDS

On May 24, 2011, the Company's Board of Directors declared a dividend of $0.10 per share. The record date for the dividend was June 8, 2011, the ex dividend date was June 6, 2011 and the dividend was paid on June 28, 2011.

On August 25, 2011, the Company's Board of Directors declared a dividend of $0.02 per share. The record date for the dividend was September 9, 2011, ex dividend date was September 7, 2011 and the dividend was paid on September 26, 2011.